UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Septerna, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

81734D 104

(CUSIP Number)

October 28, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81734D 104
1.	Names of Reporting Persons Samsara BioCapital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,768,520 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,768,520 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,768,520 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by Samsara BioCapital, L.P. (“Samsara LP”), Samsara BioCapital GP, LLC (“Samsara GP”) and Srinivas Akkaraju (“Dr. Akkaraju”) (and together with Samsara LP, Samsara GP, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 44,402,794 shares of Common Stock outstanding as of October 30, 2024 upon the closing of the Issuer’s public offering, as reported in the prospectus, dated October 24, 2024, filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2024, after giving effect to an additional 2,400,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 81734D 104
1.	Names of Reporting Persons Samsara BioCapital GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,768,520 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,768,520 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,768,520 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 44,402,794 shares of Common Stock outstanding as of October 30, 2024 upon the closing of the Issuer’s public offering, as reported in the prospectus, dated October 24, 2024, filed with the SEC on October 25, 2024, after giving effect to an additional 2,400,000 shares issued and sold pursuant to the underwriters’ option.

CUSIP No. 81734D 104
1.	Names of Reporting Persons Srinivas Akkaraju
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,768,520 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,768,520 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,768,520 (2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.2% (3)
12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.

(3)	This percentage is calculated based on 44,402,794 shares of Common Stock outstanding as of October 30, 2024 upon the closing of the Issuer’s public offering, as reported in the prospectus, dated October 24, 2024, filed with the SEC on October 25, 2024, after giving effect to an additional 2,400,000 shares issued and sold pursuant to the underwriters’ option.

Item 1.
	(a)	Name of Issuer Septerna, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 250 East Grand Avenue South San Francisco, CA 94080

Item 2.
	(a)	Name of Person Filing Samsara BioCapital, L.P. (“Samsara LP”) Samsara BioCapital GP, LLC (“Samsara GP”) Srinivas Akkaraju (“Dr. Akkaraju”)
	(b)	Address of Principal Business Office or, if none, Residence c/o Samsara BioCapital, LLC 628 Middlefield Road Palo Alto, CA 94301
	(c)	Citizenship Entities: Samsara LP - Delaware Samsara GP - Delaware Individuals: Dr. Akkaraju - United States
	(d)	Title of Class of Securities Common Stock, $0.001 par value (“Common Stock”)
	(e)	CUSIP Number 81734D 104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

The following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1 is provided as of November 4, 2024:

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (2)
Samsara LP (1)	2,768,520		2,768,520		2,768,520	2,768,520	6.2%
Samsara GP (1)			2,768,520		2,768,520	2,768,520	6.2%
Dr. Akkaraju (1)			2,768,520		2,768,520	2,768,520	6.2%

(1)	These shares are held by Samsara LP. Samsara GP is the sole general partner of Samsara LP and may be deemed to have voting and investment power over the securities held by Samsara LP. Dr. Akkaraju is the managing member of Samsara GP and may be deemed to have voting and dispositive power over the shares held by Samsara LP.
(2)	This percentage is calculated based on 44,402,794 shares of Common Stock outstanding as of October 30, 2024 upon the closing of the Issuer’s public offering, as reported in the prospectus, dated October 24, 2024, filed with the SEC on October 25, 2024, after giving effect to an additional 2,400,000 shares issued and sold pursuant to the underwriters’ option.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
	Name:	Srinivas Akkaraju
	Title:	Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
	Name:	Srinivas Akkaraju
	Title:	Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit(s):

A	Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the Common Stock of Septerna, Inc. is filed on behalf of each of us.

Dated: November 4, 2024

Samsara BioCapital, L.P.

By:	Samsara BioCapital GP, LLC
its	General Partner

By:	/s/ Srinivas Akkaraju
	Name:	Srinivas Akkaraju
	Title:	Managing Member

Samsara BioCapital GP, LLC

By:	/s/ Srinivas Akkaraju
	Name:	Srinivas Akkaraju
	Title:	Managing Member

/s/ Srinivas Akkaraju
Srinivas Akkaraju